SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                           For the month of April 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England

                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                     ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 April 20, 2004 Press Release Announcing that Futuremedia Launches Aktivna(TM)- The New Generation of Modular e-Learning Products- at HRD 2004.






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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company





By: /s/ Mats Johansson
    ----------------------------------
    Mats Johansson
    Chief Executive Officer

Date:  April 20, 2004


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                                    EXHIBIT 1














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  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.




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                                    EXHIBIT 2






















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


PRESS RELEASE

                        Futuremedia Launches Aktivna(TM)

       -- the New Generation of Modular e-Learning Products -- at HRD 2004

BRIGHTON, ENGLAND--April 20, 2004 -- Futuremedia Plc (NasdaqSC:FMDAY) (www.futuremedia.co.uk) today announces that it is launching a new generation of modular e-learning products at HRD 2004, the CIPD Annual Learning, Training and Development Conference and Exhibition (stand 1212, www.cipd.co.uk/hrd/). The new range, called Aktivna, addresses both individual and organisational continuous development needs, resulting in performance and competitive advantages for Futuremedia's customers.

The Aktivna family of products includes the Aktivna(TM) Learning Management System, which enables the delivery, tracking and management of multiple forms of training, Aktivna(TM) Amend, a content management and authoring tool for HR teams to create and maintain their own e-learning and Aktivna(TM) Assess which enables assessments and tests to be easily created and administered by the client. In addition Aktivna(TM) Profile provides online competency assessments and performance management and Aktivna(TM) Portal has been designed as an easy to manage front end which offers a range of useful learner support features.

Mats Johansson, CEO of Futuremedia, explains, "This is a truly dynamic family of beneficial e-learning software, and we are extremely proud of our team's knowledge, and ability to build fit for purpose solutions for these key components of most technology based learning implementations. Our continuing R&D efforts allow us to translate our customers' feedback into product improvements within a relatively short time span."

David Welham, Managing Director of Futuremedia UK, continues, "Aktivna(TM) provides our customers and the marketplace with what they've been asking for which is a modular approach to learning management. Whether the client wants to edit their own e-learning programmes, get an immediate snapshot of employee competency levels or assess employee knowledge before deploying e-learning content the building blocks are there." "Our team continues to create custom courseware and supply generic courses, as well as providing professional services to help make blended learning implementations successful," added Sue Harley, Director of Learning.

The Aktivna(TM) Learning Management System is a development based upon the company's original Solstra product and the combination of dynamic software from Aktivna and IQdos, two companies acquired by Futuremedia last year. All existing customers have the option to upgrade to the new Aktivna(TM) range.

About Futuremedia

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.


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The Company has a proven track record in providing knowledge and learning via
Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users. Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, UK National Health Service, Royal Mail and Syngenta. In delivering its solutions, the Company is partnering with Centra Software, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the ability of the Company to develop and market new products, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to sustain revenue growth and to trade profitably, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:

     Press information:
     Kay Phelps
     The PR Department for Futuremedia
     kay.phelps@theprdepartment.net
     T: +44 1932 761889
     M: +44 7710 043244

     Investor relations queries:
     Mats Johansson, CEO
     ir@futuremedia.co.uk
     T: +44 1273 829700